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811- 10587

Sutherland
Asbill &
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com


05003057

January 21, 2005

VIA COURIER


RECD S.E.C.
JAN 2 1 2005
1086

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Civil Action Documents Filed on Behalf of MCG Capital Corporation--File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the appellants' petition for rehearing and rehearing en banc of the decision of the United States Court of Appeals for the Fourth Circuit in Charles Greenhouse v. MCG Capital Corporation, et al. (Case No. 03-2318) entered on December 21, 2004 affirming the decision of the United States District Court for the Eastern District of Virginia (Case No. 1: 03 CV 0114A) to dismiss the case. Also enclosed herewith for filing is the decision of the United States Court of Appeals for the Fourth Circuit denying the appellants' petition.

If you have any questions regarding this submission, please do not hesitate to call Steve Boehm at (202) 383-0176 or me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

PROCESSED
FEB 0 2 2005
THOMSON
FINANCIAL

Enclosure
cc: Samuel G. Rubenstein, Esq./MCG Capital Corporation
Steven B. Boehm, Esq./SAB

UNITED STATES COURT OF APPEALS

FOR THE FOURTH CIRCUIT

FILED
January 18, 2005

No. 03-2318
CA-03-114-A-1

CHARLES GREENHOUSE, individually and on behalf of all others similarly situated; EVELYN ROSEN; WILLIAM B. MOUK

Plaintiffs - Appellants

v.

MCG CAPITAL CORPORATION; JANET C. PERLOWSKI; STEVEN F. TUNNEY; BRYAN MITCHELL

Defendants - Appellees

On Petition for Rehearing and Rehearing En Banc

The appellants' petition for rehearing and rehearing en banc was submitted to this Court. As no member of this Court or the panel requested a poll on the petition for rehearing en banc, and

As the panel considered the petition for rehearing and is of the opinion that it should be denied,

IT IS ORDERED that the petition for rehearing and rehearing en banc is denied.

Entered at the direction of Judge Wilkinson, with the concurrence of Judge Gregory and Judge Shedd.

For the Court,

/s/ Patricia S. Connor

CLERK

No. 03-2318

IN THE UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT

CHARLES GREENHOUSE, EVELYN ROSEN AND WILLIAM B. MARK, On Behalf of Themselves and All Others Similarly Situated,

Plaintiffs-Appellants,

vs.

MCG CAPITAL CORPORATION, BRYAN MITCHEL, JANET C. PERLOWSKI and STEVEN F. TUNNEY,

Defendants-Appellees.

Appeal from the United States District Court
for the Eastern District of Virginia, Alexandria
No. CA-03-114-A-1
The Honorable Leonie M. Brinkema, District Judge

PETITION FOR REHEARING AND PETITION FOR REHEARING *EN BANC*

LERACH COUGHLIN STOIA
GELLER RUDMAN & ROBBINS LLP
JACK REISE
SCOTT ADKINS
197 S. Federal Highway, Suite 200
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

- and -

SANFORD SVETCOV
100 Pine Street, Suite 2600
San Francisco, CA 94111
Telephone: 415/288-4545
415/288-4534 (fax)

COHEN, GETTINGS &
CAULKINS, P.C.
JOHN C. PASIERB
2200 Wilson Blvd., Suite 800
Arlington, VA 22201
Telephone: 703/525-2260
703/525-2489 (fax)

SCHIFFRIN & BARROWAY, LLP
MARC I. WILLNER
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: 610/667-7706
610/667-7056 (fax)

Counsel for Plaintiffs/Appellants

No. 03-2318

IN THE UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT

CHARLES GREENHOUSE, EVELYN ROSEN AND WILLIAM B. MARK, On Behalf of Themselves and All Others Similarly Situated,

Plaintiffs-Appellants,

vs.

MCG CAPITAL CORPORATION, BRYAN MITCHEL, JANET C. PERLOWSKI and STEVEN F. TUNNEY,

Defendants-Appellees.

Appeal from the United States District Court
for the Eastern District of Virginia, Alexandria
No. CA-03-114-A-1
The Honorable Leonie M. Brinkema, District Judge

PETITION FOR REHEARING AND PETITION FOR REHEARING *EN BANC*

LERACH COUGHLIN STOIA
GELLER RUDMAN & ROBBINS LLP
JACK REISE
SCOTT ADKINS
197 S. Federal Highway, Suite 200
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

- and -

SANFORD SVETCOV
100 Pine Street, Suite 2600
San Francisco, CA 94111
Telephone: 415/288-4545
415/288-4534 (fax)

COHEN, GETTINGS &
CAULKINS, P.C.
JOHN C. PASIERB
2200 Wilson Blvd., Suite 800
Arlington, VA 22201
Telephone: 703/525-2260
703/525-2489 (fax)

SCHIFFRIN & BARROWAY, LLP
MARC I. WILLNER
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: 610/667-7706
610/667-7056 (fax)

Counsel for Plaintiffs/Appellants

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

Page

CASES

Page

STATUTES, RULES AND REGULATIONS

PETITION FOR REHEARING AND PETITION FOR REHEARING *EN BANC*

Appellants respectfully petition this Court, pursuant to Federal Rules of Appellate Procedure 35 and 40, for rehearing and rehearing *en banc*, of the attached panel decision and judgment entered on December 21, 2004.

The panel held that defendant MCG Capital Corporation's admittedly deliberate false statement in company documents that its Chief Executive Officer, Bryan Mitchel, had a degree in economics from Syracuse University when in fact he dropped out after three years, was immaterial as a matter of law despite evidence that the market found it material, crushing the stock price 29% overnight. (Slip Opinion ("Op.") 15). The panel nevertheless concluded that "viewed properly, it is ***not*** substantially likely that reasonable investors would devalue the stock knowing that Mitchel skipped out on his last year at Syracuse." *Id.* (Emphasis by the Court).

I. INTRODUCTION – STATEMENT OF COUNSEL

The panel decision is flawed because it overlooks material facts at the pleading stage, and conflicts with Supreme Court decisions and those of other circuits. The following facts overlooked by the panel reveal that millions of MCG investors did in fact devalue the stock after learning that Mitchel lied:

(a) As defendants' own stock price records reveal, when Mitchel's lie was disclosed on November 1, 2002, not only did the company's share price drop 29%

($11.85 to $8.40), but also more than six million MCG shares traded in one day, compared to a daily average of 150,000 shares. (Joint Appendix ("JA") 90)

(b) The six million shares traded represented nearly half of the 13 million MCG shares previously sold to plaintiffs and others in the company's Initial Public Offering ("IPO") on December 4, 2001, at $17 per share – a price inflated by defendants' material lie in the offering documents. (JA 16-20, 38)

(c) Although the stock price rebounded after 40 days, the "mean trading price" during the 90-day statutory bounce back period, 15 U.S.C. §78u-4(e), following the disclosure of the lie, was $10.90. (JA 87-91) Thus, investors who paid $17 in the IPO still suffered recoverable losses of $6 per share, and they lost approximately $78 million (13 million shares x $6 per share).

The panel overlooked these material facts by placing excessive emphasis on one component of the legal standard applicable to assessing materiality, and overlooked entirely another equally important component – contrary to the very Supreme Court decision the panel cited.

The panel focused on the statutory requirement confirmed by *Basic Inc. v. Levinson*, 485 U.S. 224, 238 (1988) that "a plaintiff must show that the statements were ***misleading*** as to a ***material*** fact. It is not enough that a statement is false or incomplete, if the misrepresented fact is otherwise insignificant." (Op. 7-8)

(Emphasis by the Court) As a result, the panel believed that materiality was determined by whether the actual fact misrepresented – "was, in and of itself, material." (Op. 12) The panel erred by overlooking other crucial language in *Basic* holding that materiality was not limited to the misrepresented fact itself, but includes plausible inferences:

> The determination [of materiality] requires delicate assessments of the ***inferences*** a 'reasonable shareholder' would draw from a given set of facts and the significance of those ***inferences*** to him.

Basic, 485 U.S. at 236 (emphasis added) (quoting *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 450 (1976)); *see Herman & MacLean v. Huddleston*, 459 U.S. 375, 391 n.30 (1983) (Fraud is shown through "inference from circumstantial evidence.").

Nowhere in its opinion does the panel acknowledge that materiality can be shown by "inferences" – the word is never even mentioned. By overlooking "inferences" required by *Basic*, and even weighing evidence adverse to the pleader, the panel failed to consider the ""total mix" of information"' available to the investor – the contextual analysis the panel acknowledged was required by *Basic*, 485 U.S. at 232-34. (Op. 8) As discussed below, that "total mix" – in context – includes the material facts the panel overlooked, including the inferences actually drawn by market participants when defendants' lie was revealed – an overnight 29% price drop and six million shares traded.

II. SUMMARY OF REASONS FOR REHEARING OR REHEARING *EN BANC*

A. In Deciding Materiality as a Matter of Law, the Panel Substituted Its Judgment for that of Market Participants Whose Reaction Created a Disputed Issue for a Fact-Finder

The record facts overlooked reveal that while the panel concluded the misstatement was "obviously" immaterial to a reasonable investor, all market players saw it otherwise:

- Investors viewed the statement as material – upon discovering its falsity they sold six million shares, driving the price down 29%. (JA 90)
- Analysts viewed the statement as material – they wondered about management's credibility and other possible concealed problems. (JA 74-80)
- The company Board of Directors viewed the statement as material – they punished Mitchel severely by recalling his loans and bonuses and removing him from the board. (JA 77, 81-82)
- Defendants viewed the statement as material – they repeated it 11 times. (JA 24-27)

With respect, while a jury is free to discount this united expression of market participants signaling their belief that the lie was material, judges should not do so as a matter of law. Standing in isolation, a key executive's education might not be material. (Op. 9) But when the "inferences" that investors, analysts, and company directors actually drew about the lie, including inferences about management credibility, are considered together with the fact that the stock price crashed 29%, and that investors dumped nearly half the company's shares in one day upon revelation of the lie, it is reasonable to conclude that the misstatement was not so "'obviously [un]important'" that "'reasonable minds cannot differ on the question of materiality.'" *TSC*, 426 U.S. at 450 (citation omitted). "[I]ndividual pieces of evidence insufficient in themselves to prove a point, may in cumulation prove it." *Bourjaily v. United States*, 483 U.S. 171, 179-80 (1987). Here, reasonable minds certainly differed. The market saw it one way, and judges saw it another. Accordingly, the usual presumption that the issue is "peculiarly" for the jury is especially warranted here. *TSC*, 426 U.S. at 450.

The panel was wrong in concluding that the sole issue is whether the actual discrete fact misrepresented – "was, in and of itself, material." (Op. 12) Most importantly, as discussed in Argument B, the market's reaction creates a triable issue. Inferences from factual statements count – and the panel's refusal to count them conflicts with *Basic*, 485 U.S. at 236, and warrants rehearing *en banc*.[1]

---

[1] The district court made the same error, by mistakenly accepting defendants' theory that "the statement itself and not the inference from the statement is what the Court must look at." (JA 145:16-22)

B. Under *Basic*, the 29% Stock Price Decline and Six Million Shares Traded upon Revelation of the Lie Create a Triable Issue on Materiality

The panel's refusal to consider stock price movement (Op. 14-15) is a critical error worthy of rehearing. (Op. 14-15) As *Basic* makes clear, stock price movement is a crucial factor in assessing materiality: "'In an open and developed market, the dissemination of material misrepresentations or withholding of material information typically affects the price of the stock, and purchasers generally rely on the price of the stock as a reflection of its value.'" *Basic*, 485 U.S. at 244 (citation omitted).

The circuits have followed the Supreme Court's lead in linking stock prices to materiality: "In the context of an 'efficient' market, the concept of materiality translates into information that alters the price of the firm's stock." *In re Burlington Coat Factory Sec. Litig.*, 114 F.3d 1410, 1425 (3d Cir. 1997). Where a disclosure of a misstatement has no effect, it follows the misstatement "was immaterial as a matter of law." *Id.* On the other hand, a 4% price drop has been held sufficiently material to raise a fact issue for trial. *Gebhardt v. ConAgra Foods, Inc.*, 335 F.3d 824, 831-32 (8th Cir. 2003); *Oran v. Stafford*, 226 F.3d 275, 285 (3d Cir. 2000).

When the price drops a whopping 29% on six million shares traded, as occurred in this case, such market reaction is strong evidence supporting submission of the materiality issue to the jury. *See No. 84 Employer-Teamster Joint Council Pension*

Trust Fund v. Am. W. Holding Corp., 320 F.3d 920, 935 (9th Cir.), *cert. denied*, 540 U.S. 966 (2003) (31% price drop sufficiently material to withstand dismissal).

Contrary to the panel's view, this Court too has considered stock price movement in assessing materiality. *E.g.*, *Phillips v. LCI Int'l, Inc.*, 190 F.3d 609, 617-19 (4th Cir. 1999). Indeed, this Court has stated that a stock price rebound like that which occurred within 40 days of the revelation of the misstatement in this case serves as "evidence" disputing materiality. *Hillson Partners Ltd. P'ship v. Adage, Inc.*, 42 F.3d 204, 214 n.8 (4th Cir. 1994). This supports appellants' view that the 29% overnight stock price decline and the subsequent price rebound are part of the "total mix" of evidence a jury should consider. Assessing materiality from such conflicting evidence is ***not*** so "obvious" that reasonable minds could not differ.

Unlike *Hillson*, here the mean trading price during the 90-day period following disclosure of the false statement was $10.90. (JA 87-90) Under the "bounce-back" provision of the Private Securities Litigation Reform Act, 15 U.S.C. §78u-4(e), this mean price allows plaintiffs who paid $17 per inflated share to recover their losses – up to $6 per share. In concluding that the price rebound offset the materiality of the 29% price drop, as a matter of law, the district court and the panel improperly weighed evidence adversely to plaintiffs, thereby intruding on the jury's role. (JA 148, Op. 5)

In summary, by overlooking crucial facts, including the actual response of market players and the stock price to revelation of the lie, and by failing to consider "inferences" as required by *Basic*, the panel erred in resolving an issue properly reserved for the jury. *TSC*, 426 U.S. at 450.

C. The Panel Incorrectly Construed the Facts Alleged Adversely to Plaintiffs, Contrary to the Standard It Acknowledged as Operative at the Pleading Stage

The panel stated that its materiality inquiry at the pleading stage was premised on "resolving doubt in favor of Appellants." (Op. 9) As discussed in A and B above, by overlooking critical inferences, the panel diverged from that standard. Equally troubling, the panel actually weighed the evidence and repeatedly failed to resolve doubts in appellants' favor – often drawing inferences adverse to plaintiffs.

For example, the panel states that a reasonable investor would likely balance Mitchel's lie about his degree with his ten years of management experience in banks and other institutions. (Op. 11) Yet earlier in its opinion, the panel acknowledged that appellants reasonably argue that "Mitchel must have misrepresented his academic credentials to each of his previous employers." (Op. 3 n.2) The panel says there is no specific evidence of this, but the documents that defendants themselves submitted to the district court about the investigation of Mitchel's credentials by stock analyst

Greenberg and Mitchel's subsequent confession, constitute evidence leading to that inescapable inference. (JA 74-75) The panel erred in drawing an adverse inference.

Another instance where the panel resolved doubts adversely to plaintiffs was its discounting, in a vague footnote, that MCG's prospectus stated Mitchel was one member of the company's management team who "play a crucial role in the company's success." (Op. 5 n.5) In fact, the prospectus identified Mitchel as one of three key executives whose loss would mean "our ability to implement our business strategy could be significantly harmed." (JA 19¶33) Specifically, the prospectus said that if Mitchel and one other officer left, lenders could "declare a default" on the company's loans, including the ability to "foreclose" on the company's assets and "hinder [its] ability" to operate its venture capital business or maintain its "status as a regulated investment company." (JA 19¶32) Thus, it was reasonable for investors to infer that Mitchel was a key executive whose lie was a big deal and not "obviously" immaterial as a matter of law.

In sum, by weighing the evidence itself and drawing inferences adverse to plaintiffs, the panel violated the standards it acknowledged were applicable at the pleading stage. On the "total mix" of facts alleged, a "reasonable jury" could find that a "reasonable investor" would be substantially likely to find Mitchel's lie material.

III. CONCLUSION

For the above reasons, the Court should grant rehearing or rehearing *en banc*.

DATED: January 3, 2005

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
JACK REISE
SCOTT ADKINS
197 S. Federal Highway, Suite 200
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)
- and -
SANFORD SVETCOV
100 Pine Street, Suite 2600
San Francisco, CA 94111
Telephone: 415/288-4545
415/288-4534 (fax)



SANFORD SVETCOV

COHEN, GETTINGS &
CAULKINS, P.C.
JOHN C. PASIERB
2200 Wilson Blvd., Suite 800
Arlington, VA 22201
Telephone: 703/525-2260
703/525-2489 (fax)

SCHIFFRIN & BARROWAY, LLP
MARC I. WILLNER
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: 610/667-7706
610/667-7056 (fax)

Attorneys for Plaintiffs/Appellants

T:\CasesSF\MCG Capital\BRF00016781.doc